UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of May, 2011.

Group Simec, Inc.

(Translation of Registrant’s Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes	☐	No	☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V.
(Registrant)

Date: May 4, 2011.	By:	/s/ Luis García Limón

		Name:	Luis García Limón
		Title:	Chief Executive Officer

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS AUDITED FOR THE YEAR OF 2010, AND 2009

GUADALAJARA, MEXICO, May 4, 2011- Grupo Simec, S.A.B. de C.V. (AMEX: SIM) (“Simec”) announced today its results of operations Audited for the twelve-month period ended December 31, 2010 and December 31, 2009.

Twelve-Month Period Ended December 31, 2010 compared to Twelve-Month Period Ended December 31, 2009

Certain reclassifications of Indirect Expenses were made from Cost of Sales to General Expenses in 2010 and 2009.

Net Sales

Net sales increased 28% due to increase in shipments of finished steel products and the average price per ton, the sale rose to Ps. 24,576 millions in the twelve-month period ended December 31, 2010 compared to Ps. 19,232 millions in the same period of 2009. Shipments of finished steel products increase 10% to 2,241 thousand tons in the twelve-month period ended December 31, 2010 compared to 2,046 thousand tons in the same period of 2009. Total sales outside of Mexico in the twelve-month period ended December 31, 2010 increased 54% to Ps. 13,777 millions, compared with Ps. 8,935 millions in the same period of 2009, while total sales in Mexico increased 5% from Ps. 10,297 millions in the twelve-month period ended December 31, 2009 to Ps. 10,799 millions in the same period of 2010. The increase in sales is due to an increase shipments during the twelve-month period ended December 31, 2010, compared to the same period in 2009 (195, thousand tons). The average price of steel products increased 17% in the twelve month period ended December 31, 2010 compared with the same period of 2009.

Direct Cost of Sales

Direct cost of sales increased 19% from Ps. 17,240 millions in the twelve-month period ended December 31, 2009 to Ps. 20,530 millions in the same period of 2010. Direct cost of sales as a percentage of net sales represented 84% in the twelve-month period ended December 31, 2010 compared to 90% in the same period of 2009. The average cost of finished steel produced increased 9% in the twelve-month period ended December 31, 2010 versus the same period of 2009 this is due to the increase of shipments of steel products in The United States of America.

Marginal Profit

Marginal profit in the twelve-month period ended December 30, 2010 was Ps. 4,046 millions compared to Ps. 1,992 millions in the same period of 2009. Marginal profit as a percentage of net sales in the twelve-month period ended December 31, 2010 was 16% compared to 10% in the same period of 2009. The increase in the marginal profit is due to an increase in the average price per ton of finished steel products during the twelve-month period ended December 31, 2010 compared with the same period of 2009.

Operating Expenses

Operating expenses increased 7% to Ps. 2,962 millions in the twelve-month period ended December 31, 2010 compared to Ps. 2,778 millions in the same period of 2009, and represented 12% of net sales in the twelve-month period ended December 2010 and 14% of net sales in the same period of 2009.

Operating Income

Operating income increased 238% to Ps. 1,084 millions for the twelve-month period ended December 31, 2010 compared for a loss of Ps. 786 millions in the same period of 2009. Operating income as a percentage of net sales was 4% in the twelve-month period ended December 31, 2010 compared to minus 4% in the same period of 2009. The increase in operating income is due to an increase in shipments and average price per ton.

EBITDA

The EBITDA at the twelve-month prior ended December 31, of 2010, increase 733% from Ps.262 millions in 2009, to Ps 2,182 millions in 2010, these is due to an increase of shipments of steel products during the 2010, increase in the margin profit.

Comprehensive Financial Cost

Comprehensive financial cost in the twelve-month period ended December 31, 2010 represented an expense of Ps. 207 millions compared with an expense of Ps. 96 millions in the same period of 2009. Net interest was zero in the twelve-month period ended December 31, 2010 compared with a net interest expenses of Ps. 18 millions in the same period of 2009. At the same time, we registered an exchange loss of Ps. 207 millions in the twelve-month period ended December 31, 2010 compared with an exchange loss of Ps. 78 millions in the same period of 2009, reflecting a 5% increase in the value of the peso versus the dollar in the twelve-month period ended December 31, 2010 compared to December 31, 2009.

Other Expenses (Income) net

The company recorded other net expenses of Ps. 186 millions in the twelve-month period ended December 31, 2010 for expenses incurred in the use of patent industrial compared to other expenses net of Ps. 2,338 millions in the same period of 2009 for the impairment of long-lived assets of the plants of San Luis.

Income Taxes

Income Taxes recorded an expense of Ps. 86 millions in the twelve-month period ended December 31, 2010 (including the income of deferred income tax of Ps. 72 millions) compared with a net income of Ps. 2,045 millions in the same period of 2009 (including the income of Ps. 1,404 millions of deferred income taxes).

Net Income (loss) (After Minority Interest)

As a result of the foregoing, net income increased by 151% to Ps. 605 millions in the twelve-month period ended December 31, 2010 from a net loss of Ps. 1,775 millions in the same period of 2009.

Liquidity and Capital Resources

As of December 31, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, Ps. 3.7 millions (accrued interest on December 31, 2010 was U.S. $445,914 or Ps. 5.5 millions). As of December 31, 2009, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, Ps. 3.9 millions (accrued interest on December 31, 2009 was U.S. $418,176, or Ps. 5.5 millions).

Comparative fourth quarter 2010 vs third quarter 2010

Net Sales

Net sales decreased 9% from Ps. 6,182 millions in the third quarter of 2010 to Ps. 5,635 millions for the fourth quarter of 2010. Sales in tons decreased from 556 thousand ton in the third quarter of 2010 to 522 thousand ton in the fourth quarter of the same period. The total sales outside of Mexico for the fourth quarter of 2010 decreased 13% to Ps. 3,094 millions in the fourth quarter compared with Ps. 3,553 millions in the third quarter of 2010. Total sales in Mexico decreases form 2,629 millions in the third quarter of 2010 compared Ps. 2,541 millions in the fourth quarter of 2010. Prices of finished products sold in the fourth quarter of 2010 decreased approximately 3% compared to the third quarter of 2010.

Direct Cost of Sales

Direct cost of sales was Ps. 4,794 millions in the fourth quarter of 2010 compared to Ps. 5,297 millions for the third quarter of 2010. With respect to sales, in the fourth quarter of 2010, the direct cost of sales represented 85% and 86% for the third quarter of 2010. The average cost of sales by ton decreased 4% in the fourth quarter of 2010 versus the third quarter of 2010, primarily as a result of the blend of finished steel products sales while the cost of production in both quarter are similar.

Marginal Profit

Marginal profit for the fourth quarter of 2010 decreased 5% to Ps. 841 millions compared to Ps. 885 millions in the third quarter of 2010. The marginal profit as a percentage of net sales for the fourth quarter was of 15% and 14% for the third quarter of 2010 was.

Operating Expenses

Operating expenses increase 12% to Ps. 855 millions in the fourth quarter of 2010 compared to Ps. 765 millions for the third quarter of 2010. Operating expenses as a percentage of net sales represented 15% during the fourth quarter of 2010 and 12% during the third quarter of 2010.

Operating (Loss) Income

Operating Loss represented Ps 14 in the fourth quarter of 2010 compared to an operating income of Ps. 120 millions in the third quarter of 2010. The operating income as a percentage of net sales in the fourth of 2010 represented 0.2% while in the third quarter of 2010 was 2%. The decrease in operating income is due to down in the shipments of finished steel products and average price sales from third to fourth quarter.

Ebitda

The ebitda of the fourth quarter of, 2010 decreased 20% from Ps 381 millions in the third quarter of 2010 to Ps 304 millions in the fourth quarter of 2010 the decrease in the ebitda is due to the above explained

Comprehensive Financial Income (Cost)

Comprehensive financial cost for the fourth quarter for 2010 was an expense of Ps. 119 millions compared with an expense of Ps. 50 millions for the third quarter of 2010 net interest expense in the third quarter was of Ps 5 millions, while in the fourth quarter the income interest was Ps. 2 millions. At the same time we registered an exchange loss of Ps. 45 millions in the third quarter of 2010 compared with an exchange loss of Ps. 121 millions in the fourth quarter of 2010.

Other Expenses (Income) net

The company recorded other net expense of Ps. 144 millions in the fourth quarter of 2010 for expenses incurred in the use of patent industrial compared to other net expense of Ps. 6 millions for the third quarter of 2010.

Income Taxes

Income Taxes for the fourth quarter of 2010 had an expense of Ps. 42 millions (including an income tax deferred for Ps. 53 millions) compared to an expense of Ps. 58 millions for the third quarter of 2010, (including an expense tax deferred of Ps. 27 millions).

Net Income (loss) (After Minority Interest)

As a result of the foregoing, net loss was Ps. 320 millions in the fourth quarter of 2010 compared to Ps. 6 millions of net income in the third quarter of 2010.

Comparative fourth quarter 2010 vs fourth quarter 2009

Net Sales

Net sales increased 14% from Ps. 4,954 millions for the fourth quarter of 2009 to Ps. 5,635 millions for the fourth quarter of 2010. Sales in tons of finished steel in the fourth quarter of 2010 were 522 thousand tons versus to 518 thousand tons in the fourth quarter of 2009. The total sales outside of Mexico for the fourth quarter of 2010 increased 9% to Ps. 3,094 millions in the fourth quarter of 2010 compared with Ps. 2,826 millions for the fourth quarter of 2009. Total sales in Mexico increase 19% from Ps. 2,541 millions in the fourth quarter of 2010 to Ps. 2,128 millions in the fourth quarter of 2009. Prices of finished products sold in the fourth quarter of 2010 increased approximately 13% compared to the fourth quarter of 2009.

Direct Cost of Sales

Direct cost of sales decreased 20% from Ps. 5,966 millions in the fourth quarter of 2009 to Ps. 4,794 millions for the fourth quarter of 2010. With respect to sales, in the fourth quarter of 2010, the direct cost of sales represents 85% compared to 120% for the fourth quarter of 2009. The average cost of raw materials used to produce steel products decreased 20% in the fourth quarter of 2010 versus the fourth quarter of 2009, basically for a provision of certain raw materials in 2009.

Marginal Profit

Marginal profit for the fourth quarter of 2010 increased 183% to Ps. 841 millions in the fourth quarter of 2010 compared to a loss of Ps. 1,012 millions in the fourth quarter of 2009. The marginal profit as a percentage of net sales for the fourth quarter of 2010 was 15% compared with deficit of 20% for the fourth quarter of 2009.

Operating Expenses

Operating expenses increased 10% to Ps. 855 millions in the fourth quarter of 2010 compared to Ps. 776 millions for the fourth quarter of 2009. Operating expenses as a percentage of net sales represented 15% during the fourth quarter of 2010 and 16% during the fourth quarter of 2009.

Operating (Loss) Income

Operating loss was of Ps.14 millions in the fourth quarter of 2010 compared with a loss of Ps. 1,788 millions in the fourth quarter of 2009. The operating income as a percentage of net sales in the fourth quarter of 2010 was 0.2% compared to a deficit of 36% in the fourth quarter of 2009.

Ebitda

The ebitda from the fourth quarter of 2010 increased 120% from a loss of Ps 1,552 millions in the fourth quarter of 2009 to gain Ps 304 millions in the fourth quarter of 2010.

Comprehensive Financial Income (Cost )

Comprehensive financial cost for the fourth quarter of 2010 was an expense of Ps. 119 millions compared with an expense of Ps 47 millions in the fourth quarter of 2009. Net interest expense was Ps. 2 millions in the fourth quarter of 2010 compared with an expense of Ps. 7 millions of net interest expense in the fourth quarter of 2009. At the same time we registered an exchange loss of Ps. 121 millions in the fourth quarter of 2010 compared with an exchange loss of Ps. 54 millions in the fourth quarter of 2009.

Other Expenses (Income) net

The company recorded other net expense of Ps. 144 millions in the fourth quarter of 2010 for expenses incurred in the use of patent industrial compared with other income net of Ps. 2,346 millions for the fourth quarter of 2009 for the impairment of long-lived assets of the plants of San Luis.

Income Taxes

Income Taxes for the fourth quarter of 2010 was an expense of Ps. 42 millions (including a provision of deferred income tax of Ps 53 millions), compared to Ps. 2,213 millions of income for the fourth quarter of 2009, (including a provision of deferred income tax of Ps. 1,419 millions).

Net Income (loss) (After Minority Interest)t

As a result of the foregoing, net loss of Ps. 320 millions in the fourth quarter of 2010 compared to a loss of Ps. 1,968 millions of net income in the fourth quarter of 2009.

Millions of pesos	Twelve months ended December 31, 2010	Twelve months ended December 31, 2009	2010 vs. 2009
Sales	24,576	19,232	28%
Cost of Sales	20,530	17,240	19%
Marginal Profit	4,046	1,992	103%
Operating Expenses	2,962	2,778	7%
Operating Income	1,084	-786	(238%)
EBITDA	2,182	262	733%
Net Profit	605	-1,175	(151%)
Sales outside Mexico	13,777	8,935	54%
Sales in México	10,799	10,297	5%
Total sales (tons)	2,241	2,046	10%

(Millions of pesos)	4Q ‘10	3Q ‘10	4Q ‘09	4Q´10 vs 3Q'10	4Q´10 vs 4Q´09
Sales	5,635	6,182	4,954	(9%)	14%
Cost of Sales	4,794	5,297	5,966	(9%)	(20%)
Marginal Profit	841	885	-1,012	(5%)	(183%)
Operating Expenses	855	765	776	12%	10%
Operating Income	-14	120	-1,788	(112%)	(99%)
EBITDA	304	381	-1,552	(20%)	(120%)
Net Profit	-320	6	-1,968	(5433%)	(84%)
Sales outside Mexico	3,094	3,553	2,826	(13%)	9%
Sales in México	2,541	2,629	2,128	(3%)	19%
Total sales (tons)	522	556	518	(6)%	1%

Product	Thousands of tons 12 months ended December 31, 2010	Millions of pesos 12 months ended December 31, 2010	Average price per ton 12 months ended December 31, 2010	Thousands of tons 12 months ended December 31, 2009	Millions of pesos 12 months ended December 30, 2009	Average price per ton 12 months ended December 31, 2009
SBQ	1,187	15,194	12,800	957	10,681	11,161
Light Structural	1,054	9,382	8,901	1,089	8,551	7,852
Total	2,241	24,576	10,967	2,046	19,232	9,400

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

Product	Thousands of tons 4Q '10	Millions of pesos 4Q'10	Average price per ton 4Q'10	Thousands of tons 3Q '10	Millions of pesos 3Q'10	Average price per ton 3Q'10	Thousands of tons 4Q'09	Millions of pesos 4Q'09	Average price per ton 4Q'09
SBQ	261	3,187	12,211	273	3,656	13,392	287	3,264	11,373
Light Structural	261	2,448	9,379	283	2.526	8,926	231	1,690	7,316
Total	522	5,635	10,795	556	6,182	11,119	518	4,954	9,564

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010

GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2010 AND 2009
(thousands of Mexican pesos)

AUDITED

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s01	TOTAL ASSETS	27,120,746	100	26,883,123	100

s02	CURRENT ASSETS	13,410,752	49	12,477,733	46
s03	CASH AND SHORT-TERM INVESTMENTS	3,384,917	12	1,948,900	7
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	2,465,208	9	2,062,155	8
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE	857,485	3	1,477,367	5
s06	INVENTORIES	6,606,922	24	6,792,064	25
s07	OTHER CURRENT ASSETS	96,220	0	197,247	1
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	9,453,237	35	9,794,942	36
s13	LAND AND BULIDINGS	3,800,468	14	3,734,281	14
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	13,111,559	48	12,973,637	48
s15	OTHER EQUIPMENT	233,810	1	232,275	1
s16	ACCUMULATED DEPRECIATION	8,180,035	30	7,504,768	28
s17	CONSTRUCTION IN PROGRESS	487,435	2	359,517	1
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	4,101,141	15	4,468,951	17
s19	OTHER ASSETS	155,616	1	141,497	1

s20	TOTAL LIABILITIES	6,662,996	100	6,901,229	100

s21	CURRENT LIABILITIES	3,898,606	59	4,067,703	59
s22	SUPPLIERS	2,162,801	32	1,896,825	27
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	3,732	0	3,944	0
s103	OTHER LOANS WITH COST	602,168	9	740,285	11
s25	TAXES PAYABLE	434,220	7	334,278	5
s26	OTHER CURRENT LIABILITIES WITHOUT COST	695,685	10	1,092,371	16
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	2,764,390	41	2,833,526	41

s33	CONSOLIDATED STOCKHOLDERS’ EQUITY	20,457,750	100	19,981,894	100

s34	MINORITY INTEREST	1,784,438	9	2,191,358	11
s35	MAJORITY INTEREST	18,673,312	91	17,790,536	89
s36	CONTRIBUTED CAPITAL	8,350,900	41	8,350,900	42
S79	CAPITAL STOCK	4,142,696	20	4,142,696	21
s39	PREMIUM ON ISSUANCE OF SHARES	4,208,204	21	4,208,204	21
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	10,322,412	50	9,439,636	47
s42	RETAINED EARNINGS AND CAPITAL RESERVES	9,979,248	49	9,075,705	45
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	343,164	2	363,931	2
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

AUDITED

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s03	CASH AND SHORT-TERM INVESTMENTS	3,384,917	100	1,948,900	100
s46	CASH	769,399	23	1,109,012	57
s47	SHORT-TERM INVESTMENTS	2,615,518	77	839,888	43

s07	OTHER CURRENT ASSETS	96,220	100	197,247	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	96,220	100	197,247	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	4,101,141	100	4,468,951	100
s48	DEFERRED EXPENSES	2,275,568	55	2,574,564	58
s49	GOODWILL	1,814,160	44	1,798,160	40
s51	OTHER	11,413	0	96,227	2

s19	OTHER ASSETS	155,616	100	141,497	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	155,616	100	141,497	100

s21	CURRENT LIABILITIES	3,898,606	100	4,067,703	100
s52	FOREIGN CURRENCY LIABILITIES	2,777,231	71	2,530,335	62
s53	MEXICAN PESOS LIABILITIES	1,121,375	29	1,537,368	38

s26	OTHER CURRENT LIABILITIES WITHOUT COST	695,685	100	1,092,371	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	79,708	11	216,753	20
s89	INTEREST LIABILITIES	5,486	1	5,461	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	610,491	88	870,157	80

s27	LONG-TERM LIABILITIES	0	100	0	100
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0

s31	DEFERRED LIABILITIES	0	100	0	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	2,764,390	100	2,833,526	100
s66	DEFERRED TAXES	2,668,054	97	2,737,770	97
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	45,333	2	33,140	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	51,003	2	62,616	2

s79	CAPITAL STOCK	4,142,696	100	4,142,696	100
s37	CAPITAL STOCK (NOMINAL)	2,420,230	58	2,420,230	58
s69	RESTATEMENT OF CAPITAL STOCK	1,722,466	42	1,722,466	42

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

AUDITED

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	9,979,248	100	9,075,705	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	200,612	2	200,612	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	8,875,093	89	9,198,031	101
s45	NET INCOME FOR THE YEAR	903,543	9	(322,938)	(4)

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	343,164	100	363,931	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(63,349)	(18)	(151,727)	(42)
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

BALANCE SHEETS
OTHER CONCEPTS
(thousands of Mexican pesos)

AUDITED

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

S72	WORKING CAPITAL	9,512,146	8,410,030
S73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
S74	EXECUTIVES (*)	54	56
S75	EMPLOYERS (*)	1,443	1,564
S76	WORKERS (*)	2,864	2,758
S77	COMMON SHARES (*)	497,709,214	497,709,214
S78	REPURCHASED SHARES (*)	0	0
S101	RESTRICTED CASH	0	0
S102	NET DEBT OF NON CONSOLIDATED COMPANIES	602,168	0

(*)	THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME
FROM JANUARY 1 TO DECEMBER 31 OF 2010 AND 2009
(thousands of Mexican pesos)

AUDITED

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	24,576,436	100	19,231,529	100
r02	COST OF SALES	20,529,666	84	17,716,754	92
r03	GROSS PROFIT	4,046,770	16	1,514,775	8
r04	OPERATING EXPENSES	2,961,944	12	2,300,982	12
r05	OPERATING INCOME	1,084,826	4	(786,207)	(4)
r08	OTHER INCOME AND (EXPENSE), NET	(186,078)	0	(2,338,009)	(12)
r06	COMPREHENSIVE FINANCING RESULT	(207,497)	0	(96,298)	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	691,251	3	(3,220,514)	(17)
r10	INCOME TAXES	86,314	0	(2,045,402)	(11)
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	604,937	2	(1,175,112)	(6)
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	604,937	2	(1,175,112)	(6)
r19	NET INCOME OF MINORITY INTEREST	(298,606)	(1)	(852,174)	(4)
r20	NET INCOME OF MAJORITY INTEREST	903,543	4	(322,938)	(2)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

AUDITED

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	24,576,436	100	19,231,529	100
r21	DOMESTIC	10,799,739	44	10,296,834	54
r22	FOREIGN	13,776,697	56	8,934,695	46
r23	TRANSLATED INTO DOLLARS (***)	1,114,881	5	660,671	3

r08	OTHER INCOME AND (EXPENSE), NET	(186,078)	100	(2,338,009)	100
r49	OTHER INCOME AND (EXPENSE), NET	(186,078)	100	(2,330,747)	100
r34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	7,262	0
r35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

r06	COMPREHENSIVE FINANCING RESULT	(207,497)	100	(96,298)	100
r24	INTEREST EXPENSE	12,315	(6)	48,644	(51)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	12,058	(6)	30,775	(32)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(207,240)	100	(78,429)	81
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	INCOME TAXES	(86,314)	100	(2,045,402)	100
r32	INCOME TAX	158,043	183	(641,742)	31
r33	DEFERRED INCOME TAX	(71,729)	(83)	(1,403,660)	69

(***)	THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

AUDITED

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

r36	TOTAL SALES	25,795,696	19,884,915
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	24,576,436	19,231,529
r39	OPERATION INCOME (**)	1,084,826	(786,207)
r40	NET INCOME OF MAJORITY INTEREST (**)	903,543	(322,938)
r41	NET CONSOLIDATED INCOME (**)	604,937	(1,175,112)
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,098,208	1,047,882

(**)	RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME
FROM JANUARY 1 TO DECEMBER 31 OF 2010 AND 2009
(thousands of Mexican pesos)

AUDITED

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	5,634,869	100	4,954,253	100
r02	COST OF SALES	4,246,443	75	6,106,843	123
r03	GROSS PROFIT	1,388,426	25	(1,152,590)	(23)
r04	OPERATING EXPENSES	1,403,034	25	635,643	13
r05	OPERATING INCOME	(14,608)	0	(1,788,233)	(36)
r08	OTHER INCOME AND (EXPENSE), NET	(144,180)	(3)	(2,345,808)	(47)
r06	COMPREHENSIVE FINANCING RESULT	(119,345)	(2)	(47,114)	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	(278,133)	(5)	(4,181,155)	(84)
r10	INCOME TAXES	41,678	1	(2,213,464)	(45)
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	(319,811)	(6)	(1,967,691)	(40)
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	(319,811)	(6)	(1,967,691)	(40)
r19	NET INCOME OF MINORITY INTEREST	(154,611)	(3)	(475,521)	(10)
r20	NET INCOME OF MAJORITY INTEREST	(165,200)	(3)	(1,492,170)	(30)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

AUDITED

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
rt01	NET SALES	5,634,869	100	4,954,253	100
rt21	DOMESTIC	2,540,761	45	2,128,140	43
rt22	FOREIGN	3,094,108	55	2,826,113	57
rt23	TRANSLATED INTO DOLLARS (***)	250,391	4	213,433	4

rt08	OTHER INCOME AND (EXPENSE), NET	(144,180)	100	(2,345,808)	100
rt49	OTHER INCOME AND (EXPENSE), NET	(144,180)	100	(2,338,546)	100
rt34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	7,262	0
rt35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

rt06	COMPREHENSIVE FINANCING RESULT	(119,345)	100	(47,114)	100
rt24	INTEREST EXPENSE	1,910	(2)	3,148	(7)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	3,899	(3)	9,820	(21)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	(121,334)	102	(53,786)	114
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	INCOME TAXES	41,678	100	(2,213,464)	100
rt32	INCOME TAX	94,584	227	(794,416)	36
rt33	DEFERRED INCOME TAX	(52,906)	(127)	(1,419,048)	64

(***)	THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

AUDITED

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	317,970	236,076

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

STATE OF CASH FLOW (DIRECT METHOD)
FROM JANUARY 1 TO DECEMBER 31 OF 2010 AND 2009
(thousands of pesos)

AUDITED

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

	ACTIVITIES OF OPERATION
e01	INCOME (LOSS) BEFORE INCOME TAXES	691,251	-3,220,514
e02	+ (-) ITEMS NOT REQUIRING CASH	0	165,573
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	1,100,764	3,384,918
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	13,916	48,644
e05	CASH FLOW BEFORE INCOME TAX	1,805,931	378,621
e06	CASH FLOW PROVIDED OR USED IN OPERATION	420,694	780,880
e07	CASH FLOW PROVIDED OF OPERATING ACTIVITIES	2,226,625	1,159,501
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(678,929)	(225,517)
e09	CASH FLOW AFTER INVESTING ACTIVITIES	1,547,696	933,984
	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(140,079)	438,579
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,407,617	1,372,563
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	28,400	(404)
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	1,948,900	576,741
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	3,384,917	1,948,900

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)

AUDITED

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
e02	+ (-) ITEMS NOT REQUIRING CASH	0	165,573
e15	+ ESTIMATES FOR THE PERIOD	0	0
e16	+ PROVISIONS FOR THE PERIOD	0	0
e17	+ (-) OTHER UNREALIZED ITEMS	0	165,573

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	1,100,764	3,384,918
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	1,098,208	1,047,882
e19	(-) + GAIN OR LOSS ON SALE PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+ IMPAIRMENT LOSS	0	2,368,000
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
e22	(-) DIVIDENDS RECEIVED	0	0
e23	(-) INTEREST INCOME	(12,058)	(30,964)
e24	(-) + OTHER ITEMS	14,614	0

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	13,916	48,644
e25	+ ACCRUED INTEREST	13,916	48,644
e26	+ (-) OTHER ITEMS	0	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	420,694	780,880
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(336,840)	630,548
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	(86,034)	1,864,306
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES	267,744	128,228
e30	+ (-) INCREASE DECREASE IN SUPPLIERS	331,836	(1,338,235)
e31	+ (-)INCREASE DECREASE IN OTHER LIABILITIES	(79,386)	(286,682)
e32	+ (-) INCOME TAXES PAID OR RETURNED	323,374	(217,285)

e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(678,929)	(225,517)
e33	(-) PERMANENT INVESTMENT IN SHARES	(187,433)	0
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	(-) INVESTMENT IN PROPERTY PLANT AND EQUIPMENT	(496,361)	(263,207)
e36	+ SALE OF PROPERTY PLANT AND EQUIPMENT	0	6,114
e37	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	+ OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+ INTEREST RECEIVED	12,058	30,758
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-) OTHER ITEMS	(7,193)	818

e10	NET CASH FROM FINANCING ACTIVITIES	(140,079)	(438,579)
e45	+ BANK FINANCING	0	0
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	323,720	1,189,850
e48	(-) BANK FINANCING AMORTIZATION	(8,656)	(8,800)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	(442,688)	(709,219)
e51	+ (-) INCREASE (DECREASE ) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	0	0
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	(-) INTEREST EXPENSE	(12,455)	(33,252)
e56	(-) REPURCHASE OF SHARES	0	0
e57	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

DATE PER SHARE
CONSOLIDATED

AUDITED

REF D	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.81	$ 0.65
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00	$ 0.00
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 1.81	$ 0.65
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00	$ 0.00
d08	CARRYING VALUE PER SHARE	$ 37.52	$ 35.74
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00	$ 0.00
d10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
d11	MARKET PRICE TO CARRYING VALUE	0.79 times	1.02 times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE	17.93 times	(55.93) times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**)	TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

RATIOS
CONSOLIDATED

AUDITED

REF P	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD
p01	NET INCOME TO NET SALES	2.46%	(6.11)%
p02	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	2.96%	(5.88)%
p03	NET INCOME TO TOTAL ASSETS (**)	2.23%	(4.37)%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%	0.00%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.91 times	0.72 times
p07	NET SALES TO FIXED ASSETS (**)	2.60 times	1.96 times
p08	INVENTORIES TURNOVER (**)	3.11 times	2.61 times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	31 days	33 days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	2.03%	6.65%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	24.57%	25.67%
p12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.33 times	0.35 times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	41.68%	36.66%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	0.00%
p15	OPERATING INCOME TO INTEREST PAID	88.09 times	(16.16) times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.69 times	2.79 times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	3.44 times	3.07 times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.75 times	1.40 times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	2.01 times	1.81 times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	86.82%	47.91%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

DIRECTOR REPORT
AUDITED

Twelve-Month Period Ended December 31, 2010 compared to Twelve-Month Period Ended December 31, 2009

Certain reclassifications of Indirect Expenses were made from Cost of Sales to General Expenses in 2010 and 2009.

Net Sales

Net sales increased 28% due to increase in shipments of finished steel products and the average price per ton, the sale rose to Ps. 24,576 millions in the twelve-month period ended December 31, 2010 compared to Ps. 19,232 millions in the same period of 2009. Shipments of finished steel products increase 10% to 2,241 thousand tons in the twelve-month period ended December 31, 2010 compared to 2,046 thousand tons in the same period of 2009. Total sales outside of Mexico in the twelve-month period ended December 31, 2010 increased 54% to Ps. 13,777 millions, compared with Ps. 8,935 millions in the same period of 2009, while total sales in Mexico increased 5% from Ps. 10,297 millions in the twelve-month period ended December 31, 2009 to Ps. 10,799 millions in the same period of 2010. The increase in sales is due to an increase shipments during the twelve-month period ended December 31, 2010, compared to the same period in 2009 (195, thousand tons). The average price of steel products increased 17% in the twelve month period ended December 31, 2010 compared with the same period of 2009.

Direct Cost of Sales

Direct cost of sales increased 19% from Ps. 17,240 millions in the twelve-month period ended December 31, 2009 to Ps. 20,530 millions in the same period of 2010. Direct cost of sales as a percentage of net sales represented 84% in the twelve-month period ended December 31, 2010 compared to 90% in the same period of 2009. The average cost of finished steel produced increased 9% in the twelve-month period ended December 31, 2010 versus the same period of 2009 this is due to the increase of shipments of steel products in The United States of America.

Marginal Profit

Marginal profit in the twelve-month period ended December 30, 2010 was Ps. 4,046 millions compared to Ps. 1,992 millions in the same period of 2009. Marginal profit as a percentage of net sales in the twelve-month period ended December 31, 2010 was 16% compared to 10% in the same period of 2009. The increase in the marginal profit is due to an increase in the average price per ton of finished steel products during the twelve-month period ended December 31, 2010 compared with the same period of 2009.

Operating Expenses

Operating expenses increased 7% to Ps. 2,962 millions in the twelve-month period ended December 31, 2010 compared to Ps. 2,778 millions in the same period of 2009, and represented 12% of net sales in the twelve-month period ended December 2010 and 14% of net sales in the same period of 2009.

Operating Income

Operating income increased 238% to Ps. 1,084 millions for the twelve-month period ended December 31, 2010 compared for a loss of Ps. 786 millions in the same period of 2009. Operating income as a percentage of net sales was 4% in the twelve-month period ended December 31, 2010 compared to minus 4% in the same period of 2009. The increase in operating income is due to an increase in shipments and average price per ton.

EBITDA

The EBITDA at the twelve-month prior ended December 31, of 2010, increase 733% from Ps.262 millions in 2009, to Ps 2,182 millions in 2010, these is due to an increase of shipments of steel products during the 2010, increase in the margin profit.

Comprehensive Financial Cost

Comprehensive financial cost in the twelve-month period ended December 31, 2010 represented an expense of Ps. 207 millions compared with an expense of Ps. 96 millions in the same period of 2009. Net interest was zero in the twelve-month period ended December 31, 2010 compared with a net interest expenses of Ps. 18 millions in the same period of 2009. At the same time, we registered an exchange loss of Ps. 207 millions in the twelve-month period ended December 31, 2010 compared with an exchange loss of Ps. 78 millions in the same period of 2009, reflecting a 5% increase in the value of the peso versus the dollar in the twelve-month period ended December 31, 2010 compared to December 31, 2009.

Other Expenses (Income) net

The company recorded other net expenses of Ps. 186 millions in the twelve-month period ended December 31, 2010 for expenses incurred in the use of patent industrial compared to other expenses net of Ps. 2,338 millions in the same period of 2009 for the impairment of long-lived assets of the plants of San Luis.

Income Taxes

Income Taxes recorded an expense of Ps. 86 millions in the twelve-month period ended December 31, 2010 (including the income of deferred income tax of Ps. 72 millions) compared with a net income of Ps. 2,045 millions in the same period of 2009 (including the income of Ps. 1,404 millions of deferred income taxes).

Net Income (loss) (After Minority Interest)

As a result of the foregoing, net income increased by 151% to Ps. 605 millions in the twelve-month period ended December 31, 2010 from a net loss of Ps. 1,775 millions in the same period of 2009.

Liquidity and Capital Resources

As of December 31, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, Ps. 3.7 millions (accrued interest on December 31, 2010 was U.S. $445,914 or Ps. 5.5 millions). As of December 31, 2009, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, Ps. 3.9 millions (accrued interest on December 31, 2009 was U.S. $418,176, or Ps. 5.5 millions).

Comparative fourth quarter 2010 vs third quarter 2010

Net Sales

Net sales decreased 9% from Ps. 6,182 millions in the third quarter of 2010 to Ps. 5,635 millions for the fourth quarter of 2010. Sales in tons decreased from 556 thousand ton in the third quarter of 2010 to 522 thousand ton in the fourth quarter of the same period. The total sales outside of Mexico for the fourth quarter of 2010 decreased 13% to Ps. 3,094 millions in the fourth quarter compared with Ps. 3,553 millions in the third quarter of 2010. Total sales in Mexico decreases form 2,629 millions in the third quarter of 2010 compared Ps. 2,541 millions in the fourth quarter of 2010. Prices of finished products sold in the fourth quarter of 2010 decreased approximately 3% compared to the third quarter of 2010.

Direct Cost of Sales

Direct cost of sales was Ps. 4,794 millions in the fourth quarter of 2010 compared to Ps. 5,297 millions for the third quarter of 2010. With respect to sales, in the fourth quarter of 2010, the direct cost of sales represented 85% and 86% for the third quarter of 2010. The average cost of sales by ton decreased 4% in the fourth quarter of 2010 versus the third quarter of 2010, primarily as a result of the blend of finished steel products sales while the cost of production in both quarter are similar.

Marginal Profit

Marginal profit for the fourth quarter of 2010 decreased 5% to Ps. 841 millions compared to Ps. 885 millions in the third quarter of 2010. The marginal profit as a percentage of net sales for the fourth quarter was of 15% and 14% for the third quarter of 2010 was.

Operating Expenses

Operating expenses increase 12% to Ps. 855 millions in the fourth quarter of 2010 compared to Ps. 765 millions for the third quarter of 2010. Operating expenses as a percentage of net sales represented 15% during the fourth quarter of 2010 and 12% during the third quarter of 2010.

Operating (Loss) Income

Operating Loss represented Ps 14 in the fourth quarter of 2010 compared to an operating income of Ps. 120 millions in the third quarter of 2010. The operating income as a percentage of net sales in the fourth of 2010 represented 0.2% while in the third quarter of 2010 was 2%. The decrease in operating income is due to down in the shipments of finished steel products and average price sales from third to fourth quarter.

Ebitda

The ebitda of the fourth quarter of, 2010 decreased 20% from Ps 381 millions in the third quarter of 2010 to Ps 304 millions in the fourth quarter of 2010 the decrease in the ebitda is due to the above explained

Comprehensive Financial Income (Cost)

Comprehensive financial cost for the fourth quarter for 2010 was an expense of Ps. 119 millions compared with an expense of Ps. 50 millions for the third quarter of 2010 net interest expense in the third quarter was of Ps 5 millions, while in the fourth quarter the income interest was Ps. 2 millions. At the same time we registered an exchange loss of Ps. 45 millions in the third quarter of 2010 compared with an exchange loss of Ps. 121 millions in the fourth quarter of 2010.

Other Expenses (Income) net

The company recorded other net expense of Ps. 144 millions in the fourth quarter of 2010 for expenses incurred in the use of patent industrial compared to other net expense of Ps. 6 millions for the third quarter of 2010.

Income Taxes

Income Taxes for the fourth quarter of 2010 had an expense of Ps. 42 millions (including an income tax deferred for Ps. 53 millions) compared to an expense of Ps. 58 millions for the third quarter of 2010, (including an expense tax deferred of Ps. 27 millions).

Net Income (loss) (After Minority Interest)

As a result of the foregoing, net loss was Ps. 320 millions in the fourth quarter of 2010 compared to Ps. 6 millions of net income in the third quarter of 2010.

Comparative fourth quarter 2010 vs fourth quarter 2009

Net Sales

Net sales increased 14% from Ps. 4,954 millions for the fourth quarter of 2009 to Ps. 5,635 millions for the fourth quarter of 2010. Sales in tons of finished steel in the fourth quarter of 2010 were 522 thousand tons versus to 518 thousand tons in the fourth quarter of 2009. The total sales outside of Mexico for the fourth quarter of 2010 increased 9% to Ps. 3,094 millions in the fourth quarter of 2010 compared with Ps. 2,826 millions for the fourth quarter of 2009. Total sales in Mexico increase 19% from Ps. 2,541 millions in the fourth quarter of 2010 to Ps. 2,128 millions in the fourth quarter of 2009. Prices of finished products sold in the fourth quarter of 2010 increased approximately 13% compared to the fourth quarter of 2009.

Direct Cost of Sales

Direct cost of sales decreased 20% from Ps. 5,966 millions in the fourth quarter of 2009 to Ps. 4,794 millions for the fourth quarter of 2010. With respect to sales, in the fourth quarter of 2010, the direct cost of sales represents 85% compared to 120% for the fourth quarter of 2009. The average cost of raw materials used to produce steel products decreased 20% in the fourth quarter of 2010 versus the fourth quarter of 2009, basically for a provision of certain raw materials in 2009.

Marginal Profit

Marginal profit for the fourth quarter of 2010 increased 183% to Ps. 841 millions in the fourth quarter of 2010 compared to a loss of Ps. 1,012 millions in the fourth quarter of 2009. The marginal profit as a percentage of net sales for the fourth quarter of 2010 was 15% compared with deficit of 20% for the fourth quarter of 2009.

Operating Expenses

Operating expenses increased 10% to Ps. 855 millions in the fourth quarter of 2010 compared to Ps. 776 millions for the fourth quarter of 2009. Operating expenses as a percentage of net sales represented 15% during the fourth quarter of 2010 and 16% during the fourth quarter of 2009.

Operating (Loss) Income

Operating loss was of Ps.14 millions in the fourth quarter of 2010 compared with a loss of Ps. 1,788 millions in the fourth quarter of 2009. The operating income as a percentage of net sales in the fourth quarter of 2010 was 0.2% compared to a deficit of 36% in the fourth quarter of 2009.

Ebitda

The ebitda from the fourth quarter of 2010 increased 120% from a loss of Ps 1,552 millions in the fourth quarter of 2009 to gain Ps 304 millions in the fourth quarter of 2010.

Comprehensive Financial Income (Cost )

Comprehensive financial cost for the fourth quarter of 2010 was an expense of Ps. 119 millions compared with an expense of Ps 47 millions in the fourth quarter of 2009. Net interest expense was Ps. 2 millions in the fourth quarter of 2010 compared with an expense of Ps. 7 millions of net interest expense in the fourth quarter of 2009. At the same time we registered an exchange loss of Ps. 121 millions in the fourth quarter of 2010 compared with an exchange loss of Ps. 54 millions in the fourth quarter of 2009.

Other Expenses (Income) net

The company recorded other net expense of Ps. 144 millions in the fourth quarter of 2010 for expenses incurred in the use of patent industrial compared with other income net of Ps. 2,346 millions for the fourth quarter of 2009 for the impairment of long-lived assets of the plants of San Luis.

Income Taxes

Income Taxes for the fourth quarter of 2010 was an expense of Ps. 42 millions (including a provision of deferred income tax of Ps 53 millions), compared to Ps. 2,213 millions of income for the fourth quarter of 2009, (including a provision of deferred income tax of Ps. 1,419 millions).

Net Income (loss) (After Minority Interest)t

As a result of the foregoing, net loss of Ps. 320 millions in the fourth quarter of 2010 compared to a loss of Ps. 1,968 millions of net income in the fourth quarter of 2009.

Millions of pesos	Twelve months ended December 31, 2010	Twelve months ended December 31, 2009	2010 vs. 2009
Sales	24,576	19,232	28%
Cost of Sales	20,530	17,240	19%
Marginal Profit	4,046	1,992	103%
Operating Expenses	2,962	2,778	7%
Operating Income	1,084	-786	(238%)
EBITDA	2,182	262	733%
Net Profit	605	-1,175	(151%)
Sales outside Mexico	13,777	8,935	54%
Sales in México	10,799	10,297	5%
Total sales (tons)	2,241	2,046	10%

(Millions of pesos)	4Q ‘10	3Q ‘10	4Q ‘09	4Q´10 vs 3Q'10	4Q´10 vs 4Q´09
Sales	5,635	6,182	4,954	(9%)	14%
Cost of Sales	4,794	5,297	5,966	(9%)	(20%)
Marginal Profit	841	885	-1,012	(5%)	(183%)
Operating Expenses	855	765	776	12%	10%
Operating Income	-14	120	-1,788	(112%)	(99%)
EBITDA	304	381	-1,552	(20%)	(120%)
Net Profit	-320	6	-1,968	(5433%)	(84%)
Sales outside Mexico	3,094	3,553	2,826	(13%)	9%
Sales in México	2,541	2,629	2,128	(3%)	19%
Total sales (tons)	522	556	518	(6)%	1%

Product	Thousands of tons 12 months ended December 31, 2010	Millions of pesos 12 months ended December 31, 2010	Average price per ton 12 months ended December 31, 2010	Thousands of tons 12 months ended December 31, 2009	Millions of pesos 12 months ended December 30, 2009	Average price per ton 12 months ended December 31, 2009
SBQ	1,187	15,194	12,800	957	10,681	11,161
Light Structural	1,054	9,382	8,901	1,089	8,551	7,852
Total	2,241	24,576	10,967	2,046	19,232	9,400

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

Product	Thousands of tons 4Q '10	Millions of pesos 4Q'10	Average price per ton 4Q'10	Thousands of tons 3Q '10	Millions of pesos 3Q'10	Average price per ton 3Q'10	Thousands of tons 4Q'09	Millions of pesos 4Q'09	Average price per ton 4Q'09
SBQ	261	3,187	12,211	273	3,656	13,392	287	3,264	11,373
Light Structural	261	2,448	9,379	283	2.526	8,926	231	1,690	7,316
Total	522	5,635	10,795	556	6,182	11,119	518	4,954	9,564

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

FINANCIAL STATEMENT NOTES

CONSOLIDATED

AUDITED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - Below is a summary of the most significant accounting policies and practices used in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards (MFRS), which include Bulletins and Circulars issued by the Accounting Principles Commission (CPC) of the Mexican Institute of Public Accountants (IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF)

b. All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - Domestic subsidiaries’ inventories are recorded initially at average cost under the direct costing system. Foreign subsidiaries’ inventories are valued on a last-in, first-out (LIFO). For translation effects into MFRS the inventories have been adjusted from LIFO to average cost under the direct costing system.

Billet finished goods and work in process, raw materials and materials, supplies and rollers - At the average cost. Raw materials.- According to the last purchase price in the market to the date of financial statements.

The Company presents as non-current inventories the rollers and certain row materials (coke) spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments - During 2010, 2009 and 2008 the Company used derivative financial instruments for hedging risks associated with natural gas prices for which it conducted studies on historical consumption, future requirement and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

To mitigate the risks associated with changes in natural gas prices occurring naturally as a result of the supply and demand on international markets, the Company uses natural gas cash-flow exchange contracts or natural gas swaps to offset fluctuations in the price of natural gas, whereby the Company receives a floating price and pays a fixed price. Fluctuations in natural gas prices from volumes consumed are recognized as part of the Company’s operating cost.

The fair value of these assets or liabilities is restated at the end of each month based on the new estimate. The Company periodically evaluates the changes in cash flows of the derivative instrument to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. A hedge instrument is considered to be highly effective when changes in its fair value or cash flows of the primary position are compensated on a regular or cumulatively basis, by changes in fair value or cash flows of the hedging instrument in a range between 80% and 125%. In 2010, 2009 and 2008 the fair value of derivatives that did not qualify for hedge accounting was adjusted through Statement of Income. For the derivatives that qualified for hedge accounting their fair value was adjusted through the Stockholders’ equity in the caption Fair value of derivative financial instruments until such time as the related item the derivative hedges is recognized in income. At that time, the fair value included in Stockholders’ equity is also recognized in income. The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin, until December 31, 2007. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The estimated useful lives of assets as of December 31, 2010 are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40
Buildings and improvements (Republic)	10 to 25
Land improvements (Republic)	5 to 25
Machinery and equipment (Republic)	5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Income taxes - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

k. Foreign currency transactions and exchange differences – All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for monetary assets and liabilities.

- Applying the prevailing historical exchange rate for nonmonetary assets and liabilities and for stockholders’ equity accounts.

- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period

- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders’ equity under the accumulated effect by conversion forming part of the Comprehensive Income.

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at December 31, 2010 sales of ten customers accounted for approximately 25% of the Republic’s sales. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

(2) Financial Debt:

As of December 31, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 3.7 millions (accrued interest on December 31, 2010 was U.S. $445,314, or

Ps. 5.5 millions). As of December 31, 2009, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 or Ps. 3.9 millions (accrued interest on December 31, 2009 was U.S. $418,176, or Ps. 5.5 millions).

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 5,242 (U.S. $424,207) at December 31, 2010, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

RELATIONS OF SHARES INVESTMENTS

AUDITED

CONSOLIDATED

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
SUBSIDIARIES
Cia Siderurgica de Guadalajara	Production and sales of steel products		99.99
Simec International	Production and sales of steel products		99.99
Arrendadora Simec	Production and sales of steel products		100.00
Undershaft	Sub-Holding		100.00
Pacific Steel	Scrap purchase		100.00
Cia. Siderúrgica del Pacífico	Rent of land		99.99
Coordinadora de Servicios Siderúrgicos de Calidad	Administrative services		100.00
Comercializadora Simec	Sales of steel products		99.99
Industrias del Acero y del Alambre	Sales of steel products		99.99
Procesadora Mexicali	Scrap purchase		99.99
Servicios Simec	Administrative services		100.00
Sistemas de Transporte de Baja California	Freight services		100.00
Operadora de Metales	Administrative services		100.00
Operadora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Administradora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Operadora de Servicios de la Industria Siderúrgica	Administrative services		100.00
SimRep	Sub-Holding		50.22
Republic Engineered Products	Production and sales of steel products		50.22
CSG Comercial	Sales of steel products		99.95
Comercializadora de Productos de Aceros de Tlaxcala	Sales of steel products		99.95
Siderúrgica de Baja California	Sales of steel products		99.95
Corporación Aceros DM	Sub-Holding		99.99
Productos Siderurgicos de Tlaxcala	Sales of steel products		100.00
Comercializadora MSAN	Sales of steel products		100.00
Comercializadora Aceros DM	Sales of steel products		100.00
Promotora de Aceros San Luis	Sales of steel products		100.00
Arrendadora Norte de Matamoros	Land		85.00
Procesadora Industrial	Administrative services		99.99
Acero Transporte San	Freight services		100.00
Simec International 2	Production and sales of steel products		99.99
Simec International 3	Production and sales of steel products		99.99
Simec International 4	Production and sales of steel products		99.99
Simec International 5	Production and sales of steel products		99.99
Simec International 6	Production and sales of steel products		99.99
Simec International 7	Production and sales of steel products		99.99
Corporación ASL	Sales of steel products		99.99
Simec Acero	Sales of steel products		100.00
Simec USA	Sales of steel products		100.00
Simec Steel	Sales of steel products		100.00
Pacific Steel Projects	Administrative services		100.00

TOTAL INVESTMENT IN SUBSIDIARIES

ASSOCIATEDS
			0
TOTAL INVESTMENT IN ASSOCIATEDS			0
OTHER PERMANENT INVESTMENTS			0.00

TOTAL			0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

CREDITS BREAK DOWN
(THOUSANDS OF MEXICAN PESOS)
AUDITED
CONSOLIDATED

			Denominated in Pesos (Thousands of Pesos)						Denominated in Foreign Currency (Thousands of Pesos)
Credit Type / Institution	Amortization Date	Rate of Interest	Time Interval						Time Interval
			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More
BANKS
			0	0	0	0	0	0	0	0	0	0	0	0
			0	0	0	0	0	0	0	0	0	0	0	0

TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

LISTED IN THE STOCK EXCHANGE
UNSECURED DEBT
Medium Term Notes	15/12/1998	9.33	0	0	0	0	0	0	3,732	0	0	0	0	0

TOTAL STOCK EXCHANGE			0	0	0	0	0	0	3,732	0	0	0	0	0

SUPPLIERS
Various			277,242	0	0	0	0	0	1,885,559	0	0	0	0	0

TOTAL SUPPLIERS			277,242	0	0	0	0	0	1,885,559	0	0	0	0	0

OTHER LOANS WITH COST		0.25							602,168

TOTAL			0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST
Various			409,913	0	0	0	0	0	285,782	0	0	0	0	0
TOTAL			409,913	0	0	0	0	0	285,782	0	0	0	0	0

TOTAL			687,155	0	0	0	0	0	2,777,231	0	0	0	0	0

NOTES: The exchange rate of the peso to the U.S. Dollar at December 31, 2010 was Ps. 12.3571

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

	DOLLARS		OTHER CURRENCIES		TOTAL
FOREIGN CURRENCY POSITION	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

TOTAL ASSETS	384,765	4,754,578	88	1,087	4,755,665

LIABILITIES POSITION	224,542	2,776,601	0	630	2,777,231
SHORT TERM LIABILITIES POSITION	224,542	2,776,601	0	630	2,777,231
LONG TERM LIABILITIES POSITION	0	0	0	0	0

NET BALANCE	160,223	1,977,977	88	457	1,978,434

NOTES

THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT DECEMBER 31, 2010 WAS PS. 12.3571

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

DEBT INSTRUMENTS

CONSOLIDATED

AUDITED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES

A)	Current assets to current liabilities must be 1.0 times or more.

B)	Total liabilities to total assets do not be more than 0.60.

C)	Operating income plus items added to income which do not require using cash must be 2.0 times or more.

     This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

     MEDIUM TERM NOTES

A)	Accomplished the actual situation is 3.44 times.

B)	Accomplished the actual situation is 0.25

C)	Accomplished the actual situation is 177.3

As of December 31, 2010, the remaining balance of the MTNs not exchanged amounts to Ps. 3,732 ($302,000 dollars).

C.P. Adolfo Luna Luna
Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

AUDITED

CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	64.77
MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	94.73
APIZACO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL PRODUCTS	460	78.73
CANTON CASTER FACILITY	PRODUCTION OF BILLET	1,380	68.66
LORAIN CASTER FACILITY	PRODUCTION OF BILLET	1,150	0.00
LORAIN HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	840	41.53
LACKAWANNA HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	600	69.30
MASSILLON COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	125	59.51
GARY COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	70	42.25
ONTARIO COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	60	60.48
SAN LUIS POTOSI COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	600	95.35

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

MAIN RAW MATERIALS
AUDITED	CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)
PLANTS IN USA		SCRAP	VARIOUS	NO	37.52
SCRAP	VARIOUS	PLANTS IN MEXICO			54.80
FERROALLOYS	VARIOUS	PLANTS IN MEXICO		YES	6.72
PLANTS IN USA		FERROALLOYS	VARIOUS	NO	12.18
ELECTRODES	VARIOUS	PLANTS IN MEXICO	VARIOUS	YES	2.35
PLANTS IN USA		ELECTRODES	VARIOUS	NO	2.65

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED

DOMESTIC SALES

AUDITED

MAIN PRODUCTS	NET SALES		MAIN DESTINATION
	VOLUME	AMOUNT	TRADEMARKS	CUSTOMERS
COMMERCIAL PROFILES	890	7,623,161
SPECIAL PROFILES	335	3,176,578

T O T A L		10,799,739

FOREIGN SALES	1,016	13,776,697
TOTAL		24,576,436

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

AUDITED

MAIN PRODUCTS	NET SELLS		MAIN
	VOLUME	AMOUNT	TRADEMARKS	CUSTOMERS
EXPORTS
COMMERCIAL PROFILES	165	1,691,115
SPECIAL PROFILES	74	878,647
OTHERS	0	68,844

FOREIGN SUBSIDIARIES
SPECIAL PROFILES	777	11,138,091

T O T A L		13,776,697

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

CONSTRUCTION IN PROGRESS

AUDITED

CONSOLIDATED

THE PROJECTS IN PROGRESS AT DECEMBER 31, 2010, ARE:

PROJECTS IN PROGRESS	TOTAL INVESTMENT

PROJECTS IN REPUBLIC	76,473
PROJECTS IN MEXICALI	5,883
PROJECTS IN TLAXCALA	316,116
PROJECTS IN GUADALAJARA	9,099
PROJECTS IN SAN LUIS POTOSI	79,864

TOTAL INVESTMENT AT
DECEMBER 31, 2010	487,435

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS
INFORMATION RELATED TO BULLETIN B-15

AUDITED	CONSOLIDATED

Foreign currency transactions and exchange differences – Transactions in foreign currencies are recorded at the exchange rates prevailing at the celebration and liquidation dates. The assets and liabilities in foreign currencies are translated at the exchange rates prevailing at the date of the consolidated balance sheet. The exchange gains or losses incurred in connection with those assets or liabilities are included in the Statement of income, as part of the comprehensive financing cost. Note 3 presents the consolidated position in foreign currencies at the end of each year and the exchange rates used in the translation.

The functional and reporting currency of the Company is the Mexican peso. The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with the New Mexican Financial Reporting Standard MFRS B-15 "Conversion of foreign currencies” that came into effect on January 1, 2008. Under this Standard, the first step to convert financial information from operations abroad is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows. The new rule incorporates the concepts of recording currency that is the currency in which the entity maintains its accounting records, whether for legal or information purposes and the reporting currency, which is the currency chosen by the Company to report its financial information.

The U.S. dollar was considered as the functional currency of the subsidiary SimRep, therefore the financial statements of this subsidiary were translated into Mexican pesos by applying: i) the exchange rates at the balance sheet date to all assets and liabilities and (ii) the historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses. The difference resulting from the translation or consolidation processes or from applying the equity method, is recognized as a cumulative translation adjustment as part of Translation effect in foreign subsidiaries in Stockholders’ equity.

The Mexican Peso was considered the functional currency of the subsidiary Pacific Steel and the U.S. dollar as its recording currency; therefore the financial statements were translated to Mexican pesos as follows: i) monetary assets and liabilities by applying the exchange rates at the balance sheet date; ii) non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate; and iii) revenues, costs and expenses at the historical exchange rate. Translation differences were carried directly to the income statement under the caption Foreign exchange loss, net.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

AUDITED

SERIES	NOMINAL VALUE	VALID COUPON		NUMBER OF SHARES			CAPITAL STOCK (Thousands of Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED VARIABLE
B			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444
TOTAL			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:	497,709,214

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

AUDITED	CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND ADOLFO LUNA LUNA CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS FIRST QUARTER REPORT.

ING LUIS GARCIA LIMON	C.P. ADOLFO LUNA LUNA
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT MAY 4 OF 2011.